February 26, 2008

Mail Stop 6010

Nevada Agency & Trust Company
  agent for service for
Perfectenergy International Limited
50 West Liberty Street, Suite 880
Reno, Nevada 89501

> **Re: Perfectenergy International Limited**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 19, 2008**
> **File No. 333-145915**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

Board of Directors, Board Meetings and Committees, page 25

1.   We note your response to comment 3. Please reconcile your disclosure that you intend to conduct an annual meeting of shareholders this summer to re-elect directors with your disclosure on page 23, which indicates that each of your current director's term of office extends at least to the summer of 2009.

Perfectenergy GmbH, page 36

2.   We note your revised disclosure in response to comment 4. Specifically, you disclose on page 36 that "more than 80% of our revenue is currently generated by the European market." Please reconcile this statement with your disclosures on page 8 and in Note 16 to the financial statements.

Current Customers, page 44

3.   It is our understanding that you signed an agreement with Isofoton S.A. for the sale of 8.5 MW of your products. Please expand to disclose the material terms of the sales contract and file a copy of the agreement as an exhibit.

Material Impact of Known Events on Liquidity, page 53

4.   We note your revised disclosures in response to comment 6. In order to provide investors with a better understanding of your obligations under the investment agreement, please expand to disclose the amounts you are obligated to expend in connection with the land purchase and establishment and construction of the new facilities such as those referenced in Articles 3, 4 and 5 of exhibit 10.40.

Amendment 1 to Transition Report on Form 10-KSB

Item 8A. Controls and Procedures, page 35

5.   Please refer to prior comment 16. We note your disclosure that your certifying officers "concluded that [your] disclosure controls and procedures are effective to ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, to management, including [your] principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure." Revise to also clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

* * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Perry J. Hindin
Special Counsel

cc (via fax):   Dominador Tolentino, Esq.—Richardson & Patel LLP
                 Kevin K. Leung, Esq.—Richardson & Patel LLP